UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Ashford Inc.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

044104-10-7

(CUSIP Number)

Deric S. Eubanks
14185 Dallas Parkway, Suite 1200
Dallas, Texas 75254
(972) 490-9600

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 7, 2023

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 044104 10 7		13D

1	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person Deric S. Eubanks

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds OO/PF

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 226,468(1)

	8	Shared Voting Power 0

	9	Sole Dispositive Power 226,468(1)

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 226,468(1)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 6.7%(2)

14	Type of Reporting Person IN

(1) Includes 28 Common Units (as defined herein) and 162,451 Options (as defined herein).

(2) Based on 3,196,981 shares of Common Stock (as defined herein) outstanding as of March 31, 2023, plus the following: (i) 28 Common Units; (ii) 162,451 Options; and (iii) any other Securities (as defined herein) beneficially owned by the Reporting Person that are convertible into Common Stock.

CUSIP No. 044104 10 7

Item 1. Security and Issuer

This Statement on Schedule 13D (“Statement”) relates to the common stock, par value $0.001 per share (the “Common Stock”), of Ashford Inc., a Nevada corporation (the “Issuer”), and is being filed by Deric S. Eubanks (the “Reporting Person”). The principal executive offices of the Issuer are located at 14185 Dallas Parkway, Suite 1200, Dallas, Texas 75254.

Item 2. Identity and Background

(a) Name. The name of the Reporting Person is Deric S. Eubanks.

(b) Business Address. The business address of the Reporting Person is 14185 Dallas Parkway, Suite 1200, Dallas, Texas 75254.

(c) Occupation and Employment. The Reporting Person is currently the Chief Financial Officer of the Issuer and Chief Financial Officer of each of Ashford Hospitality Trust, Inc., Braemar Hotels & Resorts Inc. and Ashford Hospitality Advisors LLC.

(d) Criminal Proceedings. During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) Civil Proceedings. During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which the Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Citizenship. The Reporting Person is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration

The holdings reported by the Reporting Person herein consist of (i) 63,989 shares of Common Stock, (ii) 28 common units in Ashford Hospitality Advisors LLC, the operating subsidiary of the Issuer, held directly or indirectly by the Reporting Person (“Common Units”), and (iii) 162,451 shares of Common Stock issuable upon the exercise of options granted to the Reporting Person under the Issuer’s 2014 Incentive Plan (the “Plan”), all of which are vested (“Options,” and together with the shares of Common Stock, and the Common Units held by the Reporting Person, the “Securities”). The Common Units are redeemable for cash or, at the option of the Issuer, convertible into shares of Common Stock on a 1-for-1 basis. The shares of Common Stock beneficially owned by the Reporting Person were acquired either as compensation for his services as an executive officer of the Issuer or by open market purchases using personal funds.

CUSIP No. 044104 10 7

Item 4. Purpose of Transaction

The Reporting Person, directly or indirectly through certain affiliates, acquired the Securities as compensation for services as an executive officer of the Issuer for investment purposes. As a result of the Reporting Person’s position as Chief Accounting Officer of the Issuer, the Reporting Person effects a measure of control over the Issuer. The Reporting Person will continue to evaluate his ownership and voting position in the Issuer and may consider the following future courses of action: (i) continuing to hold the Securities for investment; (ii) converting, at the option of the Company, some or all of the Common Units into shares of Common Stock, (iii) disposing of all or a portion of the Securities in open market sales or in privately-negotiated transactions; or (iv) acquiring additional shares of Common Stock in open market or in privately-negotiated transactions. The Reporting Person has not as yet determined which of the courses of action specified in this paragraph he may ultimately take. The Reporting Person’s future actions with regard to this investment are dependent on his evaluation of a variety of circumstances affecting the Issuer in the future, including the market price of the Common Stock, the Issuer’s business and the Reporting Person’s investment portfolio.

Other than as set forth above or reflected below, the Reporting Person does not have any plans or proposals that would result in any of the following:

(a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or terms of Directors or to fill any existing vacancies on the Board of Directors, except as announced by the Issuer of its intention to present a proposal to the Issuer’s stockholders at the first annual meeting of stockholders to declassify the Issuer’s Board of Directors;

(e) any material change in the present capitalization or dividend policy of the Issuer;

(f) any other material change in the Issuer’s business or corporate structure;

(g) changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an interdealer quotation system of a registered national securities association;

(i) causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

(j) any action similar to any of those enumerated above.

CUSIP No. 044104 10 7

Item 5. Interest in Securities of the Issuer

(a) Aggregate Number and Percentage of Securities. The Reporting Person is deemed to beneficially own an aggregate of 226,468(3) shares of Common Stock (which includes 28 Common Units which are presently, upon redemption at the request of the Reporting Person, convertible, at the option of the Issuer, into shares of Common Stock and 162,451 Options) representing approximately 6.7% of the Issuer’s outstanding Common Stock. The Securities are held as follows:

•	162,451 Options, 28 Common Units and 63,959 shares of Common Stock are held directly by the Reporting Person; and
•	30 shares of Common Stock are held indirectly by the Reporting Person by spouse's IRA.

(b) Power to Vote and Dispose. The Reporting Person has the sole voting and dispositive power over the Securities identified in response to Item 5(a) above.

(c) Transactions within the Past 60 Days. During the 60-day period immediately preceding the filing date of this Statement on Schedule 13D, the Reporting Person forfeited or acquired shares of Common Stock as set forth in the table below:

Date of Forfeiture or Acquisition	Number of Shares of Common Stock Forfeited or Acquired	Price Per Share	Type and Manner of Acquisition
03/15/2023	4,224	$12.00	Forfeiture to the Issuer to satisfy tax-withholding obligations arising as a result of the vesting of restricted stock held by the Reporting Person.(1)
03/13/2023	2,504	$12.21	Forfeiture to the Issuer to satisfy tax-withholding obligations arising as a result of the vesting of restricted stock held by the Reporting Person.(2)
03/03/2023	16,984	$0.00	Stock grant from the Issuer under the Issuer’s 2014 Incentive Plan. (3)

(1)	Reference to made to the Form 4 filed on March 17, 2023 by the Reporting Persons with the Securities and Exchange Commission, which is incorporated herein by reference.
(2)	Reference is made to the Form 4 filed on March 15, 2023 by the Reporting Persons with the Securities and Exchange Commission, which is incorporated herein by reference.
(3)	Reference is made to the Form 4 filed on March 7, 2023 by the Reporting Persons with the Securities and Exchange Commission, which is incorporated herein by reference.

(d) Certain Rights of Other Persons. Not applicable.

(e) Date Ceased to be a 5% Owner. Not applicable.

(3) Includes 63,989 shares of Common Stock, 28 Common Units and 162,451 Options held directly by the Reporting Person.

CUSIP No. 044104 10 7

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer

None.

Item 7. Material to be filed as Exhibits

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I hereby certify that the information set forth in this Statement is true, complete and correct.

Date: April 7, 2023

/s/ Deric S. Eubanks
Deric S. Eubanks